Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258146

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated August 6, 2021)

ELECTRIC LAST MILE SOLUTIONS, INC.

118,684,445 Shares of Common Stock
Warrants to Purchase 247,082 Shares of Common Stock

This Prospectus Supplement No. 3 is being filed to update and supplement the information contained in the prospectus dated August 6, 2021 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in the Company’s Current Report on Form 8-K, which was filed with the SEC on September 3, 2021 (the “Current Report”). Accordingly, the Company has attached the Current Report to this Prospectus Supplement No. 3. Capitalized terms not defined in this Prospectus Supplement No. 3 have the definitions ascribed to them in the Prospectus.

The Prospectus, as previously supplemented by Prospectus Supplement No. 1 and Prospectus Supplement No. 2 and as further supplemented by this Prospectus Supplement No. 3, relates to the resale by certain Selling Securityholders named in the Prospectus from time to time of up to 110,351,152 shares of our common stock, par value $0.0001 per share, and warrants to purchase up to 247,082 shares of our common stock, consisting of:

●	up to 6,250,000 Founder Shares issued in a private placement to the Sponsor;

●	up to 205,416 Private Placement Warrants issued in a private placement to the Sponsor;

●	up to 41,666 Private Placement Warrants issued in a private placement to the IPO underwriter;

●	up to 247,082 shares of common stock issuable upon exercise of the Private Placement Warrants;

●	up to 741,250 shares of common stock that were a constituent part of the Private Placement Units;

●	up to 82,360,597 shares of common stock issued or issuable to the stockholders of Electric Last Mile, Inc. (the “ELM stockholders”) as merger consideration pursuant to the Merger Agreement, which includes Earnout Shares and shares of Adjustment Escrow Stock that may be issued to the ELM stockholders;

●	up to 13,000,000 shares of common stock issued in a private placement that closed immediately prior to the closing of the Business Combination;

●	up to 2,752,223 shares of common stock issued to the holders of convertible promissory notes previously issued by Electric Last Mile, Inc. upon automatic conversion of such notes in connection with the closing of the Business Combination; and

●	up to 5,000,000 shares of common stock issued to SF Motors, Inc. d/b/a SERES in accordance with the SERES Asset Purchase Agreement upon the closing of the Business Combination.

In addition, the Prospectus, as previously supplemented by Prospectus Supplement No. 1 and Prospectus Supplement No. 2 and as further supplemented by this Prospectus Supplement No. 3, relates to the issuance by us of (i) up to 8,333,293 shares of common stock that are issuable upon the exercise of the Public Warrants, which were previously registered, and (ii) up to 247,082 shares of common stock that are issuable upon the exercise of the Private Placement Warrants.

This Prospectus Supplement No. 3 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 3, you should rely on the information in this Prospectus Supplement No. 3.

Our common stock and Public Warrants are listed on The Nasdaq Global Select Market under the symbols “ELMS” and “ELMSW”, respectively. On September 2, 2021, the last reported sales price of our common stock was $8.40 per share and the last reported sales price of our Public Warrants was $1.66 per Public Warrant.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, as well as those risk factors contained in any amendments or supplements to the Prospectus and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under the Prospectus and this Prospectus Supplement No. 3 or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 3. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is September 3, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2021

ELECTRIC LAST MILE SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39457	84-2308711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1055 W. Square Lake Road Troy, Michigan	48098
(Address of principal executive offices)	(Zip Code)

(888) 825-9111

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ELMS	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock, each at an exercise price of $11.50 per share	ELMSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 30, 2021, the Board of Directors (the “Board”) of Electric Last Mile Solutions, Inc. (the “Company”) issued equity incentive awards to a number of the Company’s key employees under the Company’s 2020 Incentive Plan (the “Plan”). Among the employees who received awards were the following named executive officers of the Company: the Chief Executive Officer and President (the principal executive officer) of the Company, James Taylor; the Chief Financial Officer (the principal financial officer) of the Company, Albert Li; and the Executive Chairman of the Company, Jason Luo.

Mr. Taylor received a grant of 3,300,000 restricted stock units, Mr. Li received a grant of 600,000 restricted stock units, and Mr. Luo received a grant of 6,000,000 restricted stock units (collectively, the “Earnout RSUs”). Fifty percent (50%) of the Earnout RSUs will vest if the closing price per share of the Company’s common stock equals or exceeds $14.00 for any twenty trading days in any thirty consecutive day trading period during the thirty-six month period following June 25, 2021 (the “Closing Date”), the closing date of the Company’s business combination contemplated by the Agreement and Plan of Merger, dated December 10, 2020, by and among the Company and the other parties named therein (the “Merger Agreement”), and 50% of the Earnout RSUs will vest if the closing price per share of the Company’s common stock equals or exceeds $16.00 for any twenty trading days in any thirty consecutive day trading period during the thirty-six month period following the Closing Date. These awards are consistent with the Merger Agreement and the Company’s intention to make such awards previously disclosed on page 167 of the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 9, 2021, except that Mr. Taylor’s grant was increased to 3,300,000 restricted stock units from the 3,000,000 restricted stock units originally disclosed. If the employment with the Company of Mr. Taylor, Mr. Li, or Mr. Luo is terminated for any reason, all of such officer’s Earnout RSUs that have not vested as of the date of such termination will be forfeited as of the date of such termination. In addition, upon a change in control (as defined in the Plan) of the Company, any Earnout RSUs that have not yet vested, or for which the applicable closing price has been met or exceeded but for which shares have not yet been issued, will be deemed earned and vested and settled by the issuance of one share per earned Earnout RSU immediately prior to the consummation of the change in control.

The description of the Earnout RSUs granted to Mr. Taylor, Mr. Li, and Mr. Luo is qualified in its entirety by reference to the Plan, which is included as Exhibit 10.1 hereto and is incorporated herein by reference, and by reference to the Form of Restricted Stock Unit Award Agreement (Earnout Shares) previously approved by the Board, which is included as Exhibit 10.2 hereto and is incorporated herein by reference.

In addition to the Earnout RSUs, Mr. Taylor received a grant of 250,000 time-vesting restricted stock units and 250,000 performance-vesting restricted stock units, Mr. Li received a grant of 50,000 time-vesting restricted stock units and 50,000 performance-vesting restricted stock units, and Mr. Luo received a grant of 250,000 time-vesting restricted stock units and 250,000 performance-vesting restricted stock units. The time-vesting restricted stock units will vest as follows: 33.3% will vest on each of January 2, 2022, January 2, 2023, and January 2, 2024, provided that the officer receiving such grant continues to be employed with the Company on each of such vesting dates. The performance-vesting restricted stock units are subject to the achievement of two equally weighted performance goals relating to financial and operational milestones. Upon affirmation by the Board that one or both of the performance goals have been met, one-third of the total restricted stock units that are eligible for vesting will vest, and an additional one-third of the total restricted stock units that are eligible for vesting will vest on each of the two subsequent anniversaries of such affirmation. If the employment with the Company of Mr. Taylor, Mr. Li, or Mr. Luo is terminated for any reason, all of such officer’s time-vesting and performance-vesting restricted stock units that have not become earned and vested as of the date of such termination will be forfeited as of the date of such termination. In addition, if the performance period applicable to the performance-vesting restricted stock units ends without the applicable performance goals having been achieved, such performance-vesting restricted stock units will be forfeited as of the last day of such performance period. Further, upon a change in control (as defined in the Plan) of the Company, any time-vesting and performance-vesting restricted stock units that have not yet become earned or vested will be deemed earned and vested and settled by the issuance of one share per earned restricted stock unit immediately prior to the consummation of the change in control.

The description of the time-vesting and performance-vesting restricted stock units granted to Mr. Taylor, Mr. Li, and Mr. Luo is qualified in its entirety by reference to the Plan, which is included as Exhibit 10.1 hereto and is incorporated herein by reference, and by reference to the Form of Restricted Stock Unit Award Agreement (Time & Performance Vesting) filed as Exhibit 10.3 hereto and incorporated herein by reference.

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Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Electric Last Mile Solutions, Inc. 2020 Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-259172), filed with the SEC on August 30, 2021).

10.2	Form of Restricted Stock Unit Award Agreement (Earnout Shares) (incorporated herein by reference to Exhibit 10.17 to the Current Report on Form 8-K (File No. 001-39457), filed with the SEC on June 30, 2021).

10.3	Form of Restricted Stock Unit Award Agreement (Time & Performance Vesting).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 3, 2021

ELECTRIC LAST MILE SOLUTIONS, INC.

By:	/s/ Albert Li
Name:	Albert Li
Title:	Chief Financial Officer

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Exhibit 10.3

ELECTRIC LAST MILE SOLUTIONS, INC. 2020 INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

(Time & Performance Vesting)

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (this “Agreement”) is made and entered into as of ____________, 20___ (the “Grant Date”), by and between Electric Last Mile Solutions, Inc. (f/k/a Forum Merger III Corporation), a Delaware corporation (the “Company”), and the employee of the Company, or one of its affiliates, whose signature is set forth on the signature page hereof (the “Participant”). This Agreement shall be effective as of the Grant Date but shall be contingent on the Participant accepting this Agreement.

W I T N E S S E T H:

WHEREAS, the Company has adopted the Electric Last Mile Solutions, Inc. 2020 Incentive Plan (the “Plan”), which permits the Company to issue incentive awards to certain of its or its affiliates’ key personnel; and

WHEREAS, the Participant is an employee of the Company or one of its affiliates, to whom the Company wishes to provide with the opportunity to receive a grant of restricted stock units (the “RSUs”); and

WHEREAS, the Company desires to grant the Participant RSUs under the Plan representing the Participant’s right to receive a specified number of shares of Common Stock if the Participant remains in employment until the applicable vesting date and certain performance goals are achieved.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements herein set forth, the parties hereby mutually covenant and agree as follows:

1. Award of RSUs. Subject to the terms and conditions set forth herein, the Company hereby awards the Participant time vesting RSUs relating to ______ shares of Common Stock (the “Time Vesting RSUs”) and performance vesting RSUs relating to _______ shares of Common Stock (the “Performance Vesting RSUs”).

2. Earning and Vesting.

(a) Time Vesting RSUs. Subject to Section 4, ________% of the total Time Vesting RSUs shall vest on each of _____________, provided Participant continues to be employed with the Company or one of its affiliates on each of such vesting dates.

(b) Performance Vesting RSUs. Subject to Section 4, the percentage of the Performance Vesting RSUs indicated in the table below will be deemed eligible for vesting (the “Eligible Performance Vesting RSUs”) if the performance goal indicated is achieved within the applicable performance period, as thereafter affirmed by the Board no later than ___________, as it shall determine in its sole and absolute discretion. [_______ of the total Eligible Performance Vesting RSUs shall vest on the date of the Board affirmation and on each of the ___________ subsequent anniversaries of such affirmation, provided Participant continues to be employed with the Company or one of its affiliates on the applicable vesting date]:

Percentage of RSUs Earned        Performance Goal          Performance Period

3. Settlement. As soon as reasonably practicable (but no more than two and one-half (2½) months) after each vesting date, as is determined by the Company in its sole and absolute discretion, the Company will issue to the Participant a number of shares of Common Stock equal to the number of RSUs that were deemed vested as a result of such date and/or event.

4. Termination of Employment or Lapse of Performance Period. If the Participant’s employment with the Company and its affiliates is terminated for any reason, then all RSUs that have not become earned and vested as of the date of termination shall be forfeited as of the date on which such termination occurs. In addition, if the performance period applicable to Performance Vesting RSUs ends without the applicable performance goals having been achieved, as determined by the Board, in its sole discretion, such Performance Vesting RSUs will be forfeited as of the last day of such performance period.

5. No Rights as a Stockholder; Dividend Equivalents. The Participant shall not have any rights of a stockholder of the Company with respect to the shares of Common Stock underlying the RSUs (including, without limitation, any voting rights, or any right to dividends), until the shares have been issued hereunder.

6. Tax Withholding. As a condition of receiving this award of RSUs, the Participant agrees to pay to the Company, upon demand, such amount as may be requested by the Company for the purpose of satisfying its liability to withhold federal, state, or local income or other taxes due by reason of the grant, vesting or settlement of, or by reason of any other event relating to, the RSUs. If the Participant does not make such payment, then the Company or its affiliate may withhold such taxes from other amounts owed to the Participant or may choose to satisfy such withholding obligations by withholding a number of shares of Common Stock otherwise issuable hereunder having a Fair Market Value on the date the tax obligation arises equal to the amount to be withheld; provided, however, that the amount to be withheld may not exceed the total maximum statutory tax rates associated with the transaction to the extent needed for the Company to avoid adverse accounting treatment; and provided, further, that, in the event the Company cannot for any reason withhold shares to satisfy such withholding obligations, the Participant agrees to pay to the Company upon demand such amount as may be requested by the Company for the purpose of satisfying such withholding obligations, and the Company may withhold any amounts necessary to satisfy its or its affiliates’ withholding obligations from other amounts owed to the Participant. The Committee may, in its sole discretion, permit net settlement.

7. No Right to Employment or Service; Clawback/Forfeiture/Recoupment of Awards for Breach of Contract. Nothing in this Agreement shall confer upon the Participant any right to continue in the employment or service of the Company or any affiliate or interfere with or limit in any way the right of the Company or an affiliate to terminate the Participant’s employment or service at any time. Notwithstanding anything to the contrary in this Agreement, if, after the Participant’s employment or service is terminated for any reason, the Participant breaches any material provision of any applicable confidentiality, non-compete, non-solicit, general release, covenant not-to-sue or other similar agreement with the Company or any affiliate, then the Participant will forfeit any compensation, gain or other value realized on the vesting or settlement of any award granted under this Agreement or the sale or other transfer of any award granted under this Agreement and must promptly repay such amounts to the Company.

8. Interpretation by Committee. The Participant agrees that any dispute or disagreement which may arise in connection with this Agreement shall be resolved by the Committee, in its sole discretion, and that any interpretation by the Committee of the terms of this Agreement or the Plan and any determination made by the Committee under this Agreement or the Plan may be made in the sole discretion of the Committee and shall be final, binding, and conclusive. Any such determination need not be uniform and may be made differently among Participants awarded restricted stock units.

9. Transferability. The Participant may not transfer any interest in the RSUs other than under the Participant’s will or as required by the laws of descent and distribution. The RSUs also may not be pledged, attached, or otherwise encumbered. Any purported assignment, alienation, sale, transfer, pledge, attachment, or encumbrance of the RSUs in violation of the terms of this Agreement shall be null and void and unenforceable against the Company or its successors. In addition, notwithstanding anything to the contrary herein, the Participant agrees and acknowledges with respect to any shares of Common Stock issued hereunder that have not been registered under the Securities Act: (a) he or she will not sell or otherwise dispose of such shares except pursuant to an effective registration statement under the Securities Act and any applicable state securities laws, or in a transaction which, in the opinion of counsel for the Company, is exempt from such registration, and (b) a legend will be placed on the certificates for the shares to such effect.

10. Miscellaneous.

(a) Capitalized terms used and not defined herein shall have the meanings provided in the Plan.

(b) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and to be performed therein between residents thereof.

(c) This Agreement may not be amended or modified except by the written consent of the parties hereto.

(d) The captions of this Agreement are inserted for convenience of reference only and shall not be taken into account in construing this Agreement.

(e) Any notice, filing or delivery hereunder or with respect to the RSUs shall be given to the Participant at either his or her usual work location or his or her home address as indicated in the records of the Company, and shall be given to the Committee or the Company at 1055 W. Square Lake Road, Troy, Michigan 48098, Attention: Corporate Secretary. All such notices shall be given by first class mail, postage prepaid or by personal delivery.

(f) This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and shall be binding upon and inure to the benefit of the Participant and the Participant’s heirs and legal representatives.

(g) This Agreement is subject in all respects to the terms and conditions of the Plan.

11. Change in Control. Notwithstanding any other provision to the contrary contained in this Agreement, effective upon a Change in Control following the Grant Date, any RSUs that have not yet become earned or vested, shall be deemed earned and vested and settled by the issuance of one share per earned RSU immediately prior to the consummation of the Change in Control.

(Signature page follows)

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized officer and the Participant has hereunto affixed his or her signature, all as of the day and year first set forth above.

COMPANY	PARTICIPANT

electric last mile solutions, inc.

By:
Name: James Taylor	Name of Participant:
Its: Chief Executive Officer & President	No. of Performance
Restricted Stock Units:
No. Time Vesting Restricted Stock Units:
Grant Date:

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